Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended June 30, 2015
(millions of dollars)
Operating revenues	$5,581
Fuel, purchased power costs and delivery fees	(2,713)
Net gain from commodity hedging and trading activities	326
Operating costs	(869)
Depreciation and amortization	(1,048)
Selling, general and administrative expenses	(665)
Impairment of goodwill	(2,300)
Impairment of long-lived assets	(5,325)
Other income	20
Other deductions	(339)
Interest expense and related charges	(1,285)
Reorganization items	(212)
Loss before income taxes	(8,829)
Income tax benefit	2,177
Net loss	$(6,652)